January 5, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cecilia Blye, Chief

                Office of Global Security Risk

Re:	ARRIS International plc
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-37672

Dear Ms. Blye:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 21, 2016 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2015, filed by ARRIS International plc (“we,” “us,” “our” or the “Company”).

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.	In a press release dated September 8, 2016, you announced that you were selected to support the deployment of a new video delivery service in the Middle East and North Africa by Intigral, a company that appears to operate in Sudan, and that this alliance would extend your reach in the Middle East, which is a region that includes Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through channel partners, distributors, resellers, customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

United States Securities and Exchange Commission

January 5, 2017

Response

We do not currently have any business arrangements in Sudan or Syria, directly or, to the best of our knowledge, indirectly through our channel partners, distributors, resellers, customers or other arrangements. With respect to our relationship with Intigral noted in the Staff’s comment, in September 2016, we were selected to provide set-top box hardware and to provide software integration services with respect to certain third-party software that would be included on the set-top box hardware provided by ARRIS and deployed by Intigral in certain portions of the Middle-East and Africa to subscribers of Intigral’s services. Under the terms of our agreement with Intigral, they are prohibited from deploying the set-top boxes provided by ARRIS in any country where ARRIS is prohibited from doing business under applicable law or regulation (including Syria and Sudan) and must receive express permission from ARRIS before deploying the ARRIS set-top boxes into any new countries. To date, the set-top boxes provided by ARRIS under this arrangement have only been delivered to Intigral in the United Arab Emirates and Kuwait.

With respect to the Staff’s question regarding prior business arrangements, shortly following our acquisition in early 2016 of Pace plc, a company organized under the laws of England and Wales, we are aware of two sales made by that company (“Pace” and subsequently renamed ARRIS Global Ltd.) to its customer, beIN Sports (previously known as Al Jazeera Sports), that were made through two distributors for beIN Sports in Sudan. The products involved were set-top boxes used by beIN sports subscribers for watching beIN Sports programming in Sudan. 60 set-top boxes were delivered on April 7, 2016 to Smart Technology (a distributor for beIN Sports) for a total of $14,340.00 and a subsequent 120 set-top boxes were delivered on April 28, 2016 to Amiry International (a distributor for beIN Sports) for a total of $28,640.00. These sales were made exclusively by Pace and its employees pursuant to an agreement entered into with beIN Sports by Pace prior to the acquisition of Pace by ARRIS. That agreement between beIN Sports and Pace, consistent with English law, did not include restrictions on sales, directly or indirectly, into certain countries such as Sudan. Upon becoming aware of these two sales in Sudan, ARRIS notified the customer, and the distributors and resellers now engaged by the customer, that no sales of ARRIS products would be made, directly or indirectly, into any country where ARRIS is prohibited from doing business under applicable law or regulation (including Syria and Sudan). Additional training is being provided to former Pace employees to ensure that they are aware of the applicable sales restrictions under ARRIS policies. To our knowledge, except for these two sales, ARRIS has not made any prior sales into Sudan or Syria.

2.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the

United States Securities and Exchange Commission

January 5, 2017

subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

As noted in our response above, the sales made in Sudan were approximately $43,000, in the aggregate, during 2016 and no sales were made in Syria. The Company’s total sales for the first nine months of 2016 were approximately $5.1 billion, meaning that the sales in Sudan aggregated less than .001% of total sales. As a consequence, these two sales were immaterial to the Company’s results of operations and financial condition. No sales are expected to be made in either Sudan or Syria in 2017.

We appreciate that some investors have proposed or adopted anti-terrorism related investment policies. To our knowledge, none of the Company’s shareholders have ever raised potential sales by the Company in Syria or Sudan as a concern. In addition, given the small size of these sales and that they were made outside of the Company’s policies by a then recently-acquired subsidiary, we do not believe that they are likely to be a concern in the future and do not warrant additional disclosure.

*     *     *     *     *

If you have any questions regarding the responses to the comments above or require additional information, please contact Patrick Macken, Senior Vice President, General Counsel and Secretary at (678) 473-8717, or the undersigned at (678) 473-2000.

Sincerely,

/s/ Bruce W. McClelland

Bruce W. McClelland

Chief Executive Officer

cc W. Brinkley Dickerson, Jr. (Troutman Sanders)